Exhibit 21.1

SUBSIDIARIES OF AMBRX BIOPHARMA INC.

Name of Subsidiary	Jurisdiction of Incorporation
Shanghai Ambrx Biopharma Company Limited	China
Biolaxy Pharmaceutical Hong Kong Limited	Hong Kong
Ambrx Australia Pty Limited	Australia
Ambrx Inc.	Delaware